                INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
               OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                    TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ______)*


                             PHOTOGEN TECHNOLOGIES, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                     71932A-10-1
                                    (CUSIP Number)

                                  Theodore Tannebaum
  875 North Michigan Avenue, Suite 2930, Chicago, Illinois 60611 (312/397-2626)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                    JULY 27, 1998
               (Date of Event Which Requires Filing of this Statement)

            If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

            NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                CUSIP No. 71932A-10-1
------------------------------------------------------------------------------
(1)         Names of Reporting Persons.
            S.S. or I.R.S. Identification                Theodore Tannebaum
            Nos. of Above Persons
------------------------------------------------------------------------------
(2)         Check the Appropriate Box if a          (a)  ---------------------
            Member of a Group (See Instructions)    (b)  ---------------------
------------------------------------------------------------------------------
(3)         SEC Use Only
------------------------------------------------------------------------------
(4)         Source of Funds (See Instructions)           PF
------------------------------------------------------------------------------
(5)         Check if Disclosure of Legal Proceedings
            is Required Pursuant to Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization              United States
------------------------------------------------------------------------------
Number of Shares Beneficially   (7)  Sole Voting Power        1,950,421
Owned by Each Reporting Person  ----------------------------------------------
With                            (8)  Shared Voting Power      0
                                ----------------------------------------------
                                (9)  Sole Dispositive Power   1,950,421
                                ----------------------------------------------
                                (10) Shared Dispositive Power 0
------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned
            By Each Reporting Person                1,950,421
------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount
            in Row (11)                             5.29%
------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)       IN
------------------------------------------------------------------------------

Item 1.          SECURITY AND ISSUER.

            The title of the class of securities to which this Schedule 13D relates is Common Stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931.

Item 2.          IDENTITY AND BACKGROUND.

            Set forth below is the following information with respect to the person filing this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship.

I.

a)          Theodore Tannebaum
b)          875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)          Private investor, 875 North Michigan Avenue, Suite 2930,
            Chicago, IL 60611
d)          No criminal convictions (1)
e)          No adverse civil judgments for violations of securities laws
f)          United States


            (1) During the last five years, Mr. Tannebaum has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Mr. Tannebaum acquired 21,595,704 shares of Common Stock from the Issuer on October 7, 1994 in a private transaction (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Mr. Tannebaum paid with his personal funds.

            On May 16, 1997, Mr. Tannebaum transferred 18,095,283 shares to the Issuer's treasury for cancellation as part of a stockholder restructuring. Since May of 1997, Mr. Tannebaum has disposed of certain shares of which he was the beneficial owner.

Item 4.        PURPOSE OF TRANSACTION.

            This Schedule 13D is being filed as a result of the Issuer's registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 pursuant to a Form 10-SB filed with the Securities and Exchange Commission. All of the shares of Common Stock subject to this
Schedule 13D were owned by Mr. Tannebaum prior to the effectiveness of the Issuer's Section 12(g) registration. Mr. Tannebaum originally filed his
Schedule 13D as part of a group, members of which were part of a Voting Agreement dated May 16, 1997. The Voting Agreement has been amended and Mr. Tannebaum is no longer a party or a part of the group. Arrangements to finalize the amendment and other matters in connection with the Voting Agreement were completed on July 27, 1998.

            Mr. Tannebaum does not have any current plans or proposals that relate to or would result in:

a. The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.          Any action similar to any of those enumerated above.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

                            Common Stock
       Name of              Beneficially            % of          Voting Power
   Item of Person              Owned              Class (1)
 Theodore Tannebaum           1,950,421             5.29%             Sole

            All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 36,875,001 shares of Common Stock of the Issuer outstanding as of May 11, 1998.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Mr. Tannebaum is not a party to any contracts, arrangements or understandings made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer. Mr. Tannebaum was previously a party to a Voting Agreement in which he agreed to vote his shares for the election of certain directors and other matters. That Voting Agreement was amended as of June 17, 1998 and arrangements to remove Mr. Tannebaum as a party to that Voting Agreement were finalized on June 27, 1998.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1998

                                      /s/ Theodore Tannebaum
                                     -----------------------------------------
                                     THEODORE TANNEBAUM